82-3314

Interim Report

as of June 30, 2004

Deutsche Bank

Deutsche Bank — The Group at a Glance

	Six months ended	
	Jun 30, 2004	Jun 30, 2003
Share price at period end	**€ 64.58**	€ 56.48
Share price high	**€ 77.77**	€ 60.10
Share price low	**€ 62.20**	€ 32.97
Basic earnings per share	**€ 3.13**	€ 0.60
Diluted earnings per share[1]	**€ 2.83**	€ 0.57
Average shares outstanding, in m., basic	**511**	588
Average shares outstanding, in m., diluted	**555**	615
Return on average shareholders' equity (post-tax)	**11.3%**	2.3%
Adjusted return on average active equity (post-tax)[2]	**13.4%**	2.8%
Pre-tax return on average shareholders' equity	**19.2%**	8.8%
Pre-tax return on average active equity[2]	**21.3%**	9.2%
Cost/income ratio[3]	**74.0%**	81.2%
	€ m.	€ m.
Total revenues	**11,549**	10,899
Provision for loan losses	**278**	720
Total noninterest expenses	**8,549**	8,854
Income before income tax expense, cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes	**2,722**	1,325
Net income before reversal of 1999/2000 credits for tax rate changes	**1,714**	399
Net income	**1,598**	353
Underlying revenues	**11,254**	11,610
Provision for credit losses	**224**	683
Operating cost base	**8,524**	8,736
Underlying pre-tax profit	**2,505**	2,186
Underlying pre-tax return on average active equity[2]	**19.6%**	15.1%
Underlying cost/income ratio	**75.7%**	75.2%
	Jun 30, 2004	Dec 31, 2003
	€ bn.	€ bn.
Total assets	**849.2**	803.6
Loans, net	**141.9**	144.9
Shareholders' equity	**27.2**	28.2
BIS core capital ratio (Tier I)	**9.4%**	10.0%
	Number	Number
Branches	**1,555**	1,576
thereof in Germany	**828**	845
Employees (full-time equivalent)	**65,746**	67,682
thereof in Germany	**28,073**	29,857
Long-term rating		
Moody's Investors Service, New York	**Aa3**	Aa3
Standard & Poor's, New York	**AA–**	AA–
Fitch Ratings, New York	**AA–**	AA–

[1] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the six months ended June 30, 2004 was € (0.05).

[2] The reconciliation of financial measures is provided on pages 30 and 31 of this report.

[3] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

Business conditions in the second quarter 2004 were very challenging. This impacted our revenues. But due to the enhanced operating strength of our platform after the transformation, we turned in a solid result. This allowed us to close the first half of 2004 with substantial growth in profitability, and returns to our shareholders.

Our net income (before tax reversal) for the quarter was € 749 million – a rise of 27% compared to the second quarter of 2003. Taken together with our first quarter earnings, this brought net income (before tax reversal) for the first six months of 2004 to € 1.7 billion, compared to € 399 million in the first half of 2003.

Diluted earnings per share rose by 25% to € 1.16 in the second quarter, and by 396% to € 2.83 in the first half of 2004. Pre-tax return on average active equity for the second quarter rose from 15% last year to 18%, and, for the first six months, rose from 9% to 21%.

The economic environment was impacted by rising interest rates, a cooling of growth rates in some major economies and upward pressure on oil prices amid concerns over security and political stability. We experienced lower levels of activity in the world's capital markets, both debt and equity, while convertible bond markets were particularly difficult.

In the Corporate and Investment Bank (CIB), revenues were substantially lower in convertibles trading, reflecting difficult market conditions. However, the other customer-driven sales and trading businesses performed well. Our emphasis on providing clients with high-value structured products, and intellectual leadership has yielded substantial results. Revenues in our origination and advisory businesses were the best for six quarters.

In Private Clients and Asset Management (PCAM), we continued to reap the benefits of the reengineering efforts of the last two years, with profitability significantly ahead of 2003. Private and Business Clients continued to deliver on a demanding target, with half-year underlying pre-tax profits of € 499 million.

We maintained our discipline in credit risk management. This, together with an overall improved credit environment, resulted in a further increase in the quality of our loan book, sustained progress on problem loans and consequently a further reduction in our provision for credit losses.

We continue to demonstrate our commitment to strong management of capital. We delivered both return on, and return of, shareholders' equity. At our Annual General Meeting in June, I reported on the progress of our second share buyback program, now complete, which saw us repurchase 58.2 million shares, of which 38 million were for cancellation. At the same time our core capital ratio, at 9.4%, remains comfortably above the upper end of our target range of 8% to 9%. We also received your approval for a dividend increase of 15% to € 1.50 per share and further share buybacks. We will pursue your interests with further buyback activity.

We continue to operate in an uncertain environment. The pace and momentum of the global economic recovery, interest rates, and political factors in a U.S. presidential election year, will all have a critical bearing on the business climate. Nevertheless, we have proven our ability to deliver sustained and resilient growth in earnings, and in returns to shareholders. We have published clear, ambitious objectives, and despite the current challenging conditions, we remain absolutely focused on meeting these objectives. To achieve this we will rely on the efficiency of our platform, the strength of our franchise, and the growth potential of our core businesses.

You will all be aware that legal proceedings in the Mannesmann case have concluded with the exoneration of all defendants. From the beginning of these proceedings, I have been very touched and heartened by the expressions of support which I received – from my colleagues throughout Deutsche Bank, from clients, from public figures in all parts of the world, and from shareholders. Please accept my most sincere thanks for your support.

Yours sincerely,



Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, July 2004

Discussion of Results

Deutsche Bank reported net income before reversal of 1999/2000 credits for tax rate changes for the second quarter 2004 of € 749 million, up 27% from € 588 million in the second quarter 2003. For the first six months of 2004, net income before reversal of 1999/2000 credits for tax rate changes was € 1.7 billion, up 330% from € 399 million in the first half 2003.

Net income in the second quarter 2004 was € 656 million, up 15% from the second quarter 2003, and diluted earnings per share were € 1.16, up 25% from 93 cents in the second quarter 2003. Net income in the first half 2004 was € 1.6 billion, an increase of 353% compared to the first six months 2003, and diluted earnings per share were € 2.83, up 396% from 57 cents in the first six months of 2003.

Business Highlights

Reported net revenues were € 5.4 billion, a decline of 9% compared to the second quarter 2003. Almost half of this decline was attributable to three specific factors: the effect of currency movements; the impact of business deconsolidations; and the significant benefit in 2003 (reported in Consolidation and Adjustments) of the asymmetrical accounting treatment of positions in the bank's own stock. The remaining decline was driven principally by convertible bonds trading where market conditions were very challenging. Nevertheless, taken together, Deutsche Bank's other customer-driven businesses performed well in the second quarter 2004.

Noninterest expenses were € 4.1 billion, a decline of 9% compared to the second quarter 2003. This is the lowest level since Deutsche Bank's conversion to U.S. GAAP in 2001 and demonstrates the impact of the 'transformation' strategy. Compensation expenses were € 312 million lower than in the second quarter 2003, reflecting a decline in accruals for performance-based compensation, lower severance payments and reductions in headcount.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in other noninterest expenses), was € 83 million, a decline of 75% compared to the second quarter 2003. This represents the seventh consecutive quarter of declining provision for credit losses, and reflects Deutsche Bank's commitment to disciplined credit risk management. In a more favorable credit environment, Deutsche Bank improved asset quality. Problem loans were € 5.9 billion, a decline of 30% from June 30, 2003, and of 12% from December 31, 2003.

Income before income taxes for the second quarter was € 1.2 billion, up 6% from the second quarter 2003, and more than doubled to € 2.7 billion for the first half of 2004 compared to the first half of 2003.

Capital management remains disciplined and focused. During the quarter, the bank continued its share buyback program, and announced the cancellation of 38 million shares. The bank also announced that buybacks will continue, and increased its dividend by 15% to € 1.50 per share. Despite the momentum of returning capital to shareholders, the core capital ratio of 9.4% remained comfortably above the top of the target range of 8% to 9%.

Pre-tax return on average active equity increased to 18% for the quarter, up from 15% in the second quarter 2003. For the first half of 2004 the return increased to 21% from 9% in the first half of 2003.

The sale of DB Payments, part of the bank's payment processing operations, was recognized in the second quarter of 2004 and the bank simultaneously entered into an agreement with the purchaser to provide the bank with payment processing services. A loss of € 49 million was recognized on the sale, half of which was charged to each of the Global Transaction Banking and Private & Business Clients divisions.

Business Segment Review

Corporate and Investment Bank Group Division

The Corporate and Investment Bank's (CIB) second quarter 2004 underlying pre-tax profit was € 762 million, down from € 854 million in the second quarter 2003. Underlying revenues were 12% lower than the second quarter of 2003. For the first half of 2004 underlying pre-tax profit in CIB was € 1.9 billion, an increase of 6% compared to the first half of 2003. Underlying revenues were marginally down, at € 7.2 billion, for the half year compared to € 7.4 billion for the first half of 2003, mainly due to a decline in sales and trading (equity) revenues. Adjusted for the impact of foreign currency movements and business deconsolidations (which would reduce first half 2003 underlying revenues by € 336 million), underlying revenues would have increased by 3%. Reported revenues in the first half of 2003 included a gain of € 508 million from the sale of most of the bank's global securities services business, which is excluded from underlying revenues.

Sales and Trading (Equity) generated underlying revenues of € 535 million in the second quarter 2004 compared to € 910 million in the second quarter 2003. The decline was mainly attributable to continuing difficulties experienced by the bank's convertibles business in a market where volatilities remained at historically very low levels against a backdrop of rising interest rates. These factors also negatively impacted the performance of DB Advisors, the bank's in-house structured trading business. The bank's prime services and derivatives businesses registered substantial growth in the second quarter compared to the same period last year while the revenues of the bank's cash, program trading and index arbitrage businesses remained comparable with the same quarter last year. For the first half of 2004 underlying revenues were € 1.3 billion compared to € 1.5 billion in the first half 2003 with the bank's cash, derivatives and prime services businesses all posting improved revenues compared to the first half of last year.

In Sales and Trading (Debt and other products) second quarter 2004 underlying revenues were 7% below the second quarter 2003 with a continuing downturn in volumes in the traditional flow businesses, but with sustained revenues and increased volumes in the higher value structuring businesses. Underlying revenues for the first half of 2004 were € 3.5 billion, approximately the same as for the first half of 2003. Given the increasingly difficult market conditions this performance reflects the continued strength of the bank's franchise in debt and other products. Deutsche Bank was furthermore elected World's Best Risk Management House and World's Best Foreign Exchange House by *Euromoney* magazine.

In Origination and Advisory, second quarter 2004 underlying revenues were € 470 million, the best level in the past six quarters. Announced M&A volumes fell during the second quarter 2004, but we reported increased advisory fees compared to the first quarter of 2004, improving the bank's positions in European and U.S. league tables, and consolidating the bank's leading position in Germany. For the first half of 2004 underlying revenues were € 925 million, up 10% from € 843 million in the first half of 2003 and reflecting an improved performance from the bank's equity capital markets business, which maintained its market position in Europe while improving in Asia. The bank has reinforced its leading position in European high-yield debt issuance and risen to first place in the European leveraged loan market.

Second quarter underlying revenues from Loan Products were down 16% to € 259 million compared to the second quarter 2003, due mainly to lower loan levels and also to a special charge in an equity method investment in the leasing portfolio, offset partly by lower charges related to the bank's loan hedging activity. As a result, for the first half of 2004 underlying revenues of € 642 million were down 7% from the first half 2003.

In the second quarter 2004 underlying revenues from Transaction Services were € 460 million, a decrease of 3% from the second quarter 2003. This decline reflects lower revenues as a consequence of the sale of most of the bank's global securities services business in 2003. Underlying revenues for the first half of 2004 were € 954 million, a decline of 5% from the first half of 2003, also because of the aforementioned sale of most of the bank's global securities services business. Global Transaction Banking's (GTB) reported revenues for the second quarter of 2004 reflected a charge of € 25 million, which represents GTB's share of the loss on the sale of DB Payments.

CIB's provision for credit losses for the second quarter of 2004 was € 7 million, significantly down from € 249 million in the second quarter 2003, reflecting the overall improved macroeconomic conditions. Despite the still-challenging credit environment in the bank's home market, provisions came down as a result of the enhanced credit discipline that the bank has introduced in recent years. For the first half of 2004, provision for credit losses totaled € 79 million compared to € 481 million in the first half of 2003.

For the second quarter of 2004 CIB's operating cost base was € 2.5 billion, down 4% compared to the second quarter 2003. This decrease was driven principally by a reduction in performance-based compensation consistent with the decrease in business results quarter-on-quarter. For the first half of 2004, the operating cost base rose by 3% to € 5.3 billion compared to the same period of 2003, again largely reflecting the impact of performance-based compensation in line with CIB's improved overall results for the first half of 2004.

Private Clients and Asset Management Group Division

Private Clients and Asset Management (PCAM) reported underlying pre-tax profit of € 380 million in the second quarter of 2004, an increase of 40% from the second quarter 2003. Underlying revenues of € 2.0 billion remained stable in a more difficult market environment, while the operating cost base decreased by € 110 million, or 7%, to € 1.5 billion compared to the second quarter 2003. For the first half of 2004 underlying pre-tax profit was € 790 million, an increase of 58% from the first half 2003. Provision for credit losses for the second quarter of 2004 was € 66 million, which was largely in line with the second quarter of 2003.

Private & Business Clients (PBC) generated an underlying pre-tax profit of € 244 million in the second quarter of 2004. Reported pre-tax income was lower by € 25 million, which represented PBC's share of the aforementioned loss from the sale of DB Payments. These results demonstrate that PBC is on track to deliver on its demanding full-year target of underlying pre-tax profit of € 1 billion. In the second quarter of 2004 underlying revenues of € 1.1 billion were in line with the second quarter 2003, which included a € 55 million gain on the sale of securities available for sale. In 2004 the benefit of this gain was replaced by higher revenues from loan and deposit products due to improved margins, and to growth in loan volumes. The operating cost base of € 796 million was down € 89 million, or 10%, compared to the second quarter 2003, with most of the reduction attributable to lower severance payments. The underlying cost/income ratio improved to 72%, down 7 percentage points from the second quarter 2003. For the first half of 2004 underlying pre-tax profit was € 499 million compared to € 291 million for the first half of 2003.

Asset and Wealth Management (AWM) reported an underlying pre-tax profit of € 136 million in the second quarter of 2004 compared to € 108 million in the second quarter of 2003, an increase of 26%. Underlying revenues of € 847 million remained slightly below the second quarter 2003. For the first half of 2004 underlying pre-tax profit was € 291 million, an increase of € 82 million from the first half 2003. During the second quarter, portfolio/fund management revenues in Asset Management suffered from lower performance fees because of continued difficult market conditions in certain countries in Continental Europe and market corrections that impacted the bank's hedge fund business. Additionally, revenues were affected by shifts in the U.K. institutional market away from large-scale balanced portfolios. Invested assets within Asset Management declined by € 15 billion, or 2% from the first quarter 2004. Net asset outflows accounted for € 8 billion of this decline, largely a result of a € 5 billion decline in our institutional distribution channel. We continue to see growth in our alternative investment business with a positive € 1 billion in net new assets. The decline in revenues in Asset Management was partially offset by higher portfolio/fund management revenues in Private Wealth Management, which benefited from higher invested asset levels generated by net new money inflows. Revenues from other products in the second quarter 2004 included a gain from the sale of a collateral obtained on a defaulted loan. AWM's operating cost base was € 711 million in the second quarter of 2004. The decline of € 21 million compared to the second quarter 2003 was mostly attributable to reduced performance-based compensation.

Corporate Investments Group Division

Corporate Investments (CI) reported an underlying pre-tax profit in the second quarter of 2004 of € 128 million, compared to € 30 million in the second quarter of 2003. For the first half of 2004 underlying pre-tax profit was € 20 million compared to a pre-tax loss of € 132 million for the first half 2003. The improvement this year reflected the success of the strategy to de-risk the bank by reducing its exposure to alternative assets. This is evidenced by a 56% reduction in CI's alternative assets to € 2.3 billion at June 30, 2004 compared to € 5.2 billion at the end of the second quarter of 2003. Underlying revenues were € 224 million in the second quarter of 2004 compared to € 265 million in the second quarter 2003. Both quarters included dividend income of approximately € 200 million from the bank's industrial holdings portfolio. The decline in underlying revenues includes the effect of the deconsolidation of Tele Columbus and maxblue Americas, which together contributed combined net revenues of € 51 million in the second quarter of 2003. Reported net revenues of € 276 million in the second quarter of 2004 included net gains from the sale of industrial holdings of € 100 million, net losses from equity method investments and other investments of € 57 million, and net gains related to businesses sold of € 8 million. All of these items are excluded from underlying revenues. CI's operating cost base was € 89 million in the second quarter 2004, including the cost of eliminating excess space resulting from headcount reductions and the sale of businesses totaling € 39 million. Similar charges in the second quarter of 2003 amounted to € 55 million. The decrease of € 141 million in the operating cost base from 2003 also reflected reductions resulting from the sale of Tele Columbus and maxblue Americas as well as project-related costs in 2003.

Note regarding use of "Net income before reversal of 1999/2000 credits for tax rate changes"

Management believes that "Net income before reversal of 1999/2000 credits for tax rate changes" provides a more useful indication of the Bank's financial performance for the reasons described below.

Deutsche Bank's reported "Net income" is impacted by the U.S. GAAP accounting treatment of German tax law changes in 1999 and 2000. The accounting treatment, and the tax law changes, which exempt from income taxes the capital gains on eligible equity securities, are explained in greater detail on pages 4 to 5 of the Financial Report 2003 and on pages 73 to 75 of the SEC Form 20-F of March 25, 2004, which should be read in conjunction with this explanation.

This accounting treatment requires the recognition of an income tax charge (the "Reversal of 1999/2000 credits for tax rate changes") on certain capital gains during the period in which the eligible equity securities are sold, even though such gains are exempt from tax. The charge has no economic effect, and, therefore, does not fully reflect our results.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2004, and the related consolidated statements of income and comprehensive income for the three month and six month periods ended June 30, 2004 and 2003, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles, except for the presentation of the reversal of 1999/2000 credits for tax rate changes on the consolidated statement of income, which should be presented as a component of income tax expense.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, July 29, 2004

Consolidated Statement of Income

Income Statement

in € m.	Three months ended Jun 30, 2004	Three months ended Jun 30, 2003	Six months ended Jun 30, 2004	Six months ended Jun 30, 2003
Interest revenues	**7,498**	7,509	**14,226**	14,410
Interest expense	**6,039**	5,837	**11,373**	11,432
Net interest revenues	**1,459**	**1,672**	**2,853**	**2,978**
Provision for loan losses	**155**	340	**278**	720
Net interest revenues after provision for loan losses	**1,304**	**1,332**	**2,575**	**2,258**
Commissions and fees from fiduciary activities	**771**	772	**1,570**	1,602
Commissions, broker's fees, markups on securities underwriting and other securities activities	**994**	896	**1,976**	1,751
Fees for other customer services	**603**	620	**1,225**	1,247
Insurance premiums	**29**	25	**60**	54
Trading revenues, net	**1,416**	1,529	**3,452**	3,313
Net gains (losses) on securities available for sale	**153**	202	**218**	(194)
Net income (loss) from equity method investments	**37**	(62)	**199**	(708)
Other revenues	**(67)**	251	**(4)**	856
Total noninterest revenues	**3,936**	**4,233**	**8,696**	**7,921**
Compensation and benefits	**2,489**	2,801	**5,305**	5,383
Net occupancy expense of premises	**314**	296	**620**	662
Furniture and equipment	**47**	44	**92**	86
IT costs	**428**	465	**878**	938
Agency and other professional service fees[1]	**203**	195	**373**	379
Communication and data services	**156**	160	**312**	329
Policyholder benefits and claims	**29**	37	**78**	65
Other expenses[1]	**413**	503	**891**	927
Goodwill impairment	–	–	–	114
Restructuring activities	–	(27)	–	(29)
Total noninterest expenses	**4,079**	**4,474**	**8,549**	**8,854**
Income before income tax expense, cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes	**1,161**	**1,091**	**2,722**	**1,325**
Income tax expense	**412**	503	**1,008**	926
Income before cumulative effect of accounting changes, net of tax and reversal of 1999/2000 credits for tax rate changes	**749**	**588**	**1,714**	**399**
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income before reversal of 1999/2000 credits for tax rate changes	**749**	**588**	**1,714**	**399**
Reversal of 1999/2000 credits for tax rate changes	**93**	16	**116**	46
Net income	**656**	**572**	**1,598**	**353**

[1] Litigation & registration related legal fees and operational risk related legal fees have been reclassified from other expenses to agency and other professional service fees. Prior periods have been restated to reflect this change.

Earnings per Share

in €	Three months ended Jun 30, 2004	Jun 30, 2003	Six months ended Jun 30, 2004	Jun 30, 2003
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax	**1.31**	0.97	**3.13**	0.60
Cumulative effect of accounting changes, net of tax	**–**	–	**–**	–
Net income	**1.31**	**0.97**	**3.13**	**0.60**
Diluted				
Income before cumulative effect of accounting changes, net of tax[1]	**1.16**	0.93	**2.83**	0.57
Cumulative effect of accounting changes, net of tax	**–**	–	**–**	–
Net income	**1.16**	**0.93**	**2.83**	**0.57**
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	**500.8**	588.3	**510.7**	587.6
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**540.2**	614.9	**554.9**	614.8

[1] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and six months ended June 30, 2004 was each € (0.05).

Consolidated Statement of Comprehensive Income

Statement of Comprehensive Income

in € m.	Three months ended Jun 30, 2004	Jun 30, 2003	Six months ended Jun 30, 2004	Jun 30, 2003
Net income	**656**	**572**	**1,598**	**353**
Reversal of 1999/2000 credits for tax rate changes	**93**	16	**116**	46
Unrealized gains (losses) on securities available for sale				
Unrealized net gains arising during the period, net of tax and other	**545**	1,142	**132**	264
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	**(115)**	(176)	**(172)**	377
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	**(38)**	15	**(22)**	(10)
Foreign currency translation				
Unrealized net gains (losses) arising during the period, net of tax	**(37)**	(301)	**313**	(442)
Net reclassification adjustment for realized net (gains) losses, net of tax	**–**	–	**6**	(41)
Total other comprehensive income	**448**	**696**	**373**	**194**
Comprehensive income	**1,104**	**1,268**	**1,971**	**547**

Consolidated Balance Sheet

Assets

in € m.	Jun 30, 2004	Dec 31, 2003
Cash and due from banks	**9,993**	6,636
Interest-earning deposits with banks	**22,666**	14,649
Central bank funds sold and securities purchased under resale agreements	**119,257**	112,419
Securities borrowed	**83,339**	72,796
Bonds and other fixed-income securities	**207,957**	204,324
Equity shares and other variable-yield securities	**75,244**	66,306
Positive market values from derivative financial instruments	**62,192**	65,460
Other trading assets	**8,909**	9,281
Total trading assets	**354,302**	345,371
Securities available for sale	**21,676**	24,631
Other investments	**7,989**	8,570
Loans, net	**141,880**	144,946
Premises and equipment, net	**5,834**	5,786
Goodwill	**6,899**	6,735
Other intangible assets, net	**1,170**	1,122
Other assets related to insurance business	**8,796**	8,249
Due from customers on acceptances	**106**	60
Accrued interest receivable	**3,919**	3,612
Pending securities transactions past settlement date	**12,169**	11,082
Other assets	**49,190**	36,950
Total assets	**849,185**	**803,614**

Liabilities and Shareholders' Equity

in € m.	Jun 30, 2004	Dec 31, 2003
Noninterest-bearing deposits	**31,299**	28,168
Interest-bearing deposits	**303,162**	277,986
Total deposits	**334,461**	306,154
Bonds and other fixed-income securities	**78,411**	66,685
Equity shares and other variable-yield securities	**26,829**	25,382
Negative market values from derivative financial instruments	**62,072**	61,167
Total trading liabilities	**167,312**	153,234
Central bank funds purchased and securities sold under repurchase agreements	**107,832**	102,433
Securities loaned	**17,343**	14,817
Other short-term borrowings	**19,722**	22,290
Acceptances outstanding	**106**	60
Insurance policy claims and reserves	**9,864**	9,071
Accrued interest payable	**4,542**	3,793
Pending securities transactions past settlement date	**15,608**	10,390
Other liabilities	**43,122**	53,380
Long-term debt	**98,520**	97,480
Obligation to purchase common shares	**3,551**	2,310
Total liabilities	**821,983**	**775,412**
Common shares, no par value, nominal value of € 2.56	**1,392**	1,490
Additional paid-in capital	**11,147**	11,147
Retained earnings	**18,958**	20,486
Common shares in treasury, at cost	**(41)**	(971)
Equity classified as obligation to purchase common shares	**(3,551)**	(2,310)
Share awards	**1,518**	954
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	**(2,712)**	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other	**1,897**	1,937
Unrealized net losses on derivatives hedging variability of cash flows, net of tax	**(25)**	(3)
Foreign currency translation, net of tax	**(1,381)**	(1,700)
Total accumulated other comprehensive loss	**(2,221)**	(2,594)
Total shareholders' equity	**27,202**	**28,202**
Total liabilities and shareholders' equity	**849,185**	**803,614**

Consolidated Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity

	Six months ended	
in € m.	**Jun 30, 2004**	Jun 30, 2003
Common shares		
Balance, beginning of year	**1,490**	1,592
Retirement of common shares	**(98)**	(102)
Balance, end of period	**1,392**	1,490
Additional paid-in capital		
Balance, beginning of year	**11,147**	11,199
Net losses on treasury shares sold	**–**	(36)
Balance, end of period	**11,147**	11,163
Retained earnings		
Balance, beginning of year	**20,486**	22,087
Net income	**1,598**	353
Cash dividends declared and paid	**(828)**	(756)
Dividend related to equity classified as obligation to purchase common shares	***96***	–
Net gains (losses) on treasury shares sold	**81**	(364)
Retirement of common shares	**(2,472)**	(1,801)
Other	**(3)**	(85)
Balance, end of period	**18,958**	19,434
Common shares in treasury, at cost		
Balance, beginning of year	**(971)**	(1,960)
Purchases of shares	**(21,754)**	(15,147)
Sale of shares	**20,114**	15,185
Shares retired	**2,570**	1,903
Treasury shares distributed under employee benefit plans	**–**	1
Balance, end of period	**(41)**	(18)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	**(2,310)**	(278)
Additions	**(1,241)**	–
Deductions	**–**	278
Balance, end of period	**(3,551)**	–
Share awards – common shares issuable		
Balance, beginning of year	**2,196**	1,955
Deferred share awards granted, net	**1,266**	856
Deferred shares distributed	**–**	(1)
Balance, end of period	**3,462**	2,810
Share awards – deferred compensation		
Balance, beginning of year	**(1,242)**	(1,000)
Deferred share awards granted, net	**(1,266)**	(856)
Amortization of deferred compensation, net	**564**	299
Balance, end of period	**(1,944)**	(1,557)
Accumulated other comprehensive loss		
Balance, beginning of year	**(2,594)**	(3,604)
Reversal of 1999/2000 credits for tax rate changes	**116**	46
Change in unrealized net gains on securities available for sale, net of applicable tax and other	**(40)**	641
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	**(22)**	(10)
Foreign currency translation, net of tax	**319**	(483)
Balance, end of period	**(2,221)**	(3,410)
Total shareholders' equity, end of period	**27,202**	**29,912**

Consolidated Statement of Cash Flows

Cash Flow Statement

in € m.	Six months ended Jun 30, 2004	Jun 30, 2003
Net income	**1,598**	**353**
Adjustments to reconcile net income to net cash used in operating activities		
Provision for loan losses	**278**	720
Restructuring activities	**–**	(29)
Gain on sale of securities available for sale, other investments, loans and other	**(306)**	(626)
Deferred income taxes, net	**367**	371
Impairment, depreciation and other amortization and accretion	**886**	1,996
Share of net loss (income) from equity method investments	**(157)**	104
Net change in		
Trading assets	**(24,089)**	(46,159)
Other assets	**(13,227)**	(24,517)
Trading liabilities	**14,088**	24,570
Other liabilities	**10,962**	22,323
Other, net	**828**	(529)
Net cash used in operating activities	**(8,772)**	**(21,423)**
Net change in		
Interest-earning deposits with banks	**(9,829)**	9,070
Central bank funds sold and securities purchased under resale agreements	**(7,015)**	(9,043)
Securities borrowed	**(10,543)**	(30,392)
Loans	**(3,171)**	4,041
Proceeds from		
Sale of securities available for sale	**16,021**	9,087
Maturities of securities available for sale	**1,975**	2,537
Sale of other investments	**721**	617
Sale of loans	**3,978**	1,420
Sale of premises and equipment	**64**	1,102
Purchase of		
Securities available for sale	**(18,189)**	(11,135)
Other investments	**(560)**	(1,507)
Loans	**(1,826)**	(3,768)
Premises and equipment	**(350)**	(433)
Net cash received (paid) for business combinations/divestitures	**(33)**	1,510
Other, net	**61**	118
Net cash used in investing activities	**(28,696)**	**(26,776)**
Net change in		
Deposits	**28,337**	5,223
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	**7,925**	27,718
Other short-term borrowings	**1,594**	13,268
Issuances of long-term debt and trust preferred securities	**14,190**	14,250
Repayments and extinguishments of long-term debt and trust preferred securities	**(9,018)**	(8,916)
Purchases of treasury shares	**(21,754)**	(15,147)
Sale of treasury shares	**20,188**	14,671
Cash dividends paid	**(828)**	(756)
Other, net	**44**	(34)
Net cash provided by financing activities	**40,678**	**50,277**
Net effect of exchange rate changes on cash and due from banks	**147**	(717)
Net increase in cash and due from banks	**3,357**	1,361
Cash and due from banks, beginning of period	**6,636**	8,979
Cash and due from banks, end of period	**9,993**	10,340
Interest paid	**11,151**	11,899
Income taxes paid, net	**391**	770

Basis of Presentation

The accompanying consolidated financial statements as of June 30, 2004 and 2003 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other information.

Impact of Changes in Accounting Principles

FSP 106-2

In May 2004, the Financial Accounting Standards Board (FASB) issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2 provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The adoption of FSP 106-2 is not expected to have a material impact on our consolidated financial statements.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" ("FSP 129-1"). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. Management is currently evaluating the effect the disclosure provisions will have on the annual financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share." EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46 (revised December 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

EITF 03-1

In March 2004, the FASB ratified certain disclosures reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. The impairment recognition provisions are effective July 1, 2004. New disclosures will also be required beginning December 31, 2004, regarding the impairment assessment of equity investments held at cost. Management is currently evaluating the impact this new rule will have on the financial statements.

Segment Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the second quarter of 2004 there were no significant changes regarding the organizational structure and management responsibility.

The format of segment disclosure has been modified for the revenue breakdown by product for the Corporate and Investment Bank Group Division to reflect current industry practice. Loan syndication revenues, formerly reported as loan products have now been included within origination (debt).

All prior periods have been restated to conform to the current year's presentation.

In June 2004 the Group's wholly-owned subsidiary european transaction bank ag (etb), which had been managed under the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes the operational management of the securities, funds and derivatives processing. The etb was transferred to Zweite Xchanging GmbH, an equity method investment under the Corporate and Investment Bank Group Division.

Segmental Results of Operations

Three months ended Jun 30, 2004 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**2,824**	**466**	**3,290**	**852**	**1,082**	**1,934**	**276**	**5,500**
Underlying revenues	2,824	460	3,283	847	1,107	1,954	224	5,462
Provision for loan losses	71	9	80	(1)	67	66	9	155
Provision for off-balance sheet positions	(67)	(6)	(72)	0	–	0	–	(72)
Total provision for credit losses	**4**	**3**	**7**	**(0)**	**67**	**66**	**9**	**83**
Operating cost base	2,104	412	2,515	711	796	1,507	89	4,112
Minority interest	(1)	–	(1)	0	0	1	(2)	(2)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	4	–	4	–	4
Provision for off-balance sheet positions	(67)	(6)	(72)	0	–	0	–	(72)
Total noninterest expenses	**2,036**	**406**	**2,441**	**716**	**796**	**1,512**	**88**	**4,042**
Income before income taxes	**717**	**51**	**769**	**136**	**219**	**355**	**179**	**1,303**
Add (deduct)								
Net gains on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	(100)	(100)
Significant equity pick-ups/net losses from investments[1]	–	–	–	–	–	–	57	57
Net (gains) losses from businesses sold/held for sale	–	(6)	(6)	–	25	25	(8)	10
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**717**	**45**	**762**	**136**	**244**	**380**	**128**	**1,270**
Cost/income ratio in %	74	88	76	84	74	78	32	75
Underlying cost/income ratio in %	74	90	77	84	72	77	40	75
Assets[2]	725,478	19,869	738,459	37,280	77,897	115,103	17,957	843,889
Risk-weighted positions (BIS risk positions)	133,264	12,211	145,476	11,439	52,768	64,206	11,398	221,080
Average active equity	11,724	1,363	13,087	5,125	1,669	6,795	4,031	23,912
Pre-tax return on average active equity in %	24	15	23	11	53	21	18	22
Underlying pre-tax return on average active equity in %	24	13	23	11	58	22	13	21

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Three months ended Jun 30, 2003 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**3,262**	**471**	**3,734**	**873**	**1,123**	**1,996**	**80**	**5,810**
Underlying revenues	3,262	471	3,734	853	1,123	1,976	265	5,975
Provision for loan losses	267	(8)	259	2	72	74	7	340
Provision for off-balance sheet positions	3	(12)	(9)	1	1	3	(1)	(7)
Total provision for credit losses	**270**	**(20)**	**249**	**3**	**74**	**77**	**6**	**333**
Operating cost base	2,186	441	2,627	732	885	1,617	230	4,474
Minority interest	3	–	3	9	1	10	(1)	12
Restructuring activities	(23)	(4)	(27)	–	–	–	–	(27)
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	8	–	8	–	8
Provision for off-balance sheet positions	3	(12)	(9)	1	1	3	(1)	(7)
Total noninterest expenses	**2,169**	**425**	**2,594**	**750**	**888**	**1,638**	**227**	**4,459**
Income (loss) before income taxes	**827**	**55**	**882**	**121**	**163**	**284**	**(155)**	**1,011**
Add (deduct)								
Net gains on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	(45)	(45)
Significant equity pick-ups/net losses from investments[1]	–	–	–	–	–	–	169	169
Net (gains) losses from business sold/held for sale	–	–	–	(12)	–	(12)	61	49
Restructuring activities	(23)	(4)	(27)	–	–	–	–	(27)
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**804**	**50**	**854**	**108**	**163**	**272**	**30**	**1,156**
Cost/income ratio in %	66	93	70	86	79	82	N/M	77
Underlying cost/income ratio in %	67	94	70	86	79	82	87	75
Assets (as of Dec 31, 2003)[2]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Risk-weighted positions (BIS risk positions)	135,547	14,408	149,955	12,922	49,761	62,682	16,762	229,399
Average active equity	12,793	1,456	14,249	5,571	1,527	7,098	4,990	26,337
Pre-tax return on average active equity in %	26	15	25	9	43	16	(12)	15
Underlying pre-tax return on average active equity in %	25	14	24	8	43	15	2	18

N/M – Not meaningful

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Six months ended Jun 30, 2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. *(except percentages)*	*Corporate Banking & Securities*	*Global Transaction Banking*	*Total*	*Asset and Wealth Management*	*Private & Business Clients*	*Total*		
Net revenues	**6,284**	**983**	**7,267**	**1,760**	**2,226**	**3,986**	**434**	**11,687**
Underlying revenues	6,284	954	7,238	1,731	2,250	3,982	221	11,441
Provision for loan losses	128	5	133	(5)	135	130	15	278
Provision for off-balance sheet positions	(48)	(6)	(54)	(0)	(1)	(1)	–	(54)
Total provision for credit losses	**80**	**(1)**	**79**	**(6)**	**135**	**129**	**15**	**224**
Operating cost base	4,447	808	5,254	1,444	1,617	3,061	188	8,504
Minority interest	–	–	–	2	–	2	(2)	(1)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	29	–	29	–	29
Provision for off-balance sheet positions	(48)	(6)	(54)	(0)	(1)	(1)	–	(54)
Total noninterest expenses	**4,399**	**802**	**5,201**	**1,475**	**1,616**	**3,091**	**186**	**8,477**
Income before income taxes	**1,757**	**176**	**1,933**	**291**	**474**	**765**	**233**	**2,931**
Add (deduct)								
Net gains on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	(150)	(150)
Significant equity pick-ups/net gains from investments[1]	–	–	–	–	–	–	(32)	(32)
Net (gains) losses from *businesses sold/held for* sale	–	(29)	(29)	–	25	25	(30)	(35)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**1,757**	**147**	**1,904**	**291**	**499**	**790**	**20**	**2,714**
Cost/income ratio in %	71	82	72	84	73	78	43	73
Underlying cost/income ratio in %	71	85	73	83	72	77	85	74
Assets[2]	725,478	19,869	738,459	37,280	77,897	115,103	17,957	843,889
Risk-weighted positions (BIS risk positions)	133,264	12,211	145,476	11,439	52,768	64,206	11,398	221,080
Average active equity	11,636	1,319	12,955	5,061	1,621	6,682	3,993	23,630
Pre-tax return on average active equity in %	30	27	30	11	59	23	12	25
Underlying pre-tax return on average active equity in %	30	22	29	11	62	24	1	23

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Six months ended Jun 30, 2003 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues	**6,351**	**1,516**	**7,867**	**1,759**	**2,226**	**3,985**	**(989)**	**10,864**
Underlying revenues	6,351	1,009	7,360	1,688	2,226	3,914	351	11,624
Provision for loan losses	521	(1)	521	5	167	172	27	720
Provision for off-balance sheet positions	(11)	(29)	(40)	1	2	3	(1)	(38)
Total provision for credit losses	**510**	**(30)**	**481**	**7**	**169**	**175**	**26**	**682**
Operating cost base	4,164	917	5,081	1,460	1,764	3,225	469	8,775
Minority interest	5	–	5	12	2	13	(13)	5
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Policyholder benefits and claims	–	–	–	16	–	16	–	16
Provision for off-balance sheet positions	(11)	(29)	(40)	1	2	3	(1)	(38)
Total noninterest expenses	**4,135**	**882**	**5,017**	**1,490**	**1,767**	**3,257**	**569**	**8,843**
Income (loss) before income taxes	**1,695**	**635**	**2,329**	**264**	**292**	**556**	**(1,585)**	**1,300**
Add (deduct)								
Net losses on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	347	347
Significant equity pick-ups/net losses from investments[1]	–	–	–	–	–	–	884	884
Net (gains) losses from business sold/held for sale	–	(508)	(508)	(55)	–	(55)	109	(454)
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Underlying pre-tax profit (loss)	**1,672**	**121**	**1,793**	**209**	**291**	**500**	**(132)**	**2,161**
Cost/income ratio in %	65	60	64	85	79	82	N/M	82
Underlying cost/income ratio in %	66	91	69	87	79	82	134	75
Assets (as of Dec 31, 2003)[2]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Risk-weighted positions (BIS risk positions)	135,547	14,408	149,955	12,922	49,761	62,682	16,762	229,399
Average active equity	13,233	1,487	14,720	5,799	1,515	7,314	5,573	27,608
Pre-tax return on average active equity in %	26	85	32	9	39	15	(57)	9
Underlying pre-tax return on average active equity in %	25	16	24	7	38	14	(5)	16

N/M – Not meaningful

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2004 and 2003:

Revenue components of the Corporate and Investment Bank Group Division

	Three months ended		Six months ended	
in € m.	**Jun 30, 2004**	Jun 30, 2003	**Jun 30, 2004**	Jun 30, 2003
Origination (equity)	**117**	105	**247**	153
Origination (debt)	**236**	225	**465**	466
Total Origination	**353**	**331**	**713**	**619**
Sales & Trading (equity)	**535**	910	**1,327**	1,511
Sales & Trading (debt and other products)	**1,640**	1,756	**3,534**	3,525
Total Sales & Trading	**2,175**	**2,666**	**4,861**	**5,037**
Advisory	**117**	104	**212**	224
Loan products	**259**	307	**642**	688
Transaction services	**460**	471	**954**	1,009
Other	**(73)**	(146)	**(114)**	291
Total	**3,290**	**3,734**	**7,267**	**7,867**

Revenue components of the Private Clients and Asset Management Group Division

	Three months ended		Six months ended	
in € m.	**Jun 30, 2004**	Jun 30, 2003	**Jun 30, 2004**	Jun 30, 2003
Portfolio/fund management	**609**	642	**1,222**	1,258
Brokerage[1]	**394**	397	**848**	824
Loan/deposit	**596**	576	**1,185**	1,173
Payments, account & remaining financial services[1]	**214**	201	**413**	391
Other	**121**	180	**317**	340
Total	**1,934**	**1,996**	**3,986**	**3,985**

[1] Subsequent to the presentation of first quarter results on April 30, 2004, revenues of € 7.1 million have been reclassified from payments, account & remaining financial services to brokerage for the first quarter of 2004. This reclassification had no impact on total revenues and income before income taxes.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

						Three months ended
			Jun 30, 2004			Jun 30, 2003
in € m.	**Total Management Reporting**	**Consolidation & Adjustments**	**Total Consolidated**	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**5,500**	**(105)**	**5,395**	5,810	95	5,905
Provision for loan losses	**155**	**–**	**155**	340	–	340
Noninterest expenses	**4,042**	**36**	**4,079**	4,459	15	4,474
Income (loss) before income taxes	**1,303**	**(141)**	**1,161**	**1,011**	**80**	**1,091**
Total assets	**843,889**	**5,296**	**849,185**	795,818[1]	7,796[1]	803,614[1]
Risk-weighted positions (BIS risk positions)	**221,080**	**1,441**	**222,521**	229,399	2,313	231,712
Average active equity	**23,912**	**1,606**	**25,519**	26,337	2,127	28,464

[1] As of December 31, 2003.

						Six months ended
			Jun 30, 2004			Jun 30, 2003
in € m.	**Total Management Reporting**	**Consolidation & Adjustments**	**Total Consolidated**	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**11,687**	**(138)**	**11,549**	10,864	35	10,899
Provision for loan losses	**278**	**–**	**278**	720	–	720
Noninterest expenses	**8,477**	**71**	**8,549**	8,843	11	8,854
Income (loss) before income taxes	**2,931**	**(209)**	**2,722**	**1,300**	**25**	**1,325**
Total assets	**843,889**	**5,296**	**849,185**	795,818[1]	7,796[1]	803,614[1]
Risk-weighted positions (BIS risk positions)	**221,080**	**1,441**	**222,521**	229,399	2,313	231,712
Average active equity	**23,630**	**1,925**	**25,555**	27,608	1,313	28,921

[1] As of December 31, 2003.

Consolidation & Adjustments reconciles the total results according to management reporting to the consolidated financial statements.

Loss before income taxes was € 141 million in the second quarter of 2004 compared to income before income taxes of € 80 million in the same period last year. The change over last year's second quarter was primarily driven by a significant benefit in 2003 resulting from the asymmetrical accounting treatment of positions in our own stock.

Information on the Income Statement

Net Interest and Trading Revenues

	Three months ended		Six months ended	
in € m.	**Jun 30, 2004**	Jun 30, 2003	**Jun 30, 2004**	Jun 30, 2003
Net interest revenues	**1,459**	1,672	**2,853**	2,978
Trading revenues, net	**1,416**	1,529	**3,452**	3,313
Total net interest and trading revenues	**2,875**	**3,201**	**6,305**	**6,291**
Breakdown by Group Division/CIB product:				
Sales & Trading (equity)	**292**	779	**813**	1,290
Sales & Trading (debt and other products)	**1,478**	1,507	**3,131**	3,158
Total Sales & Trading	**1,770**	2,286	**3,944**	4,448
Loan products[1]	**182**	157	**408**	407
Transaction services	**201**	221	**409**	458
Remaining products[2]	**(80)**	(115)	**(84)**	(157)
Total Corporate and Investment Bank	**2,072**	2,548	**4,679**	5,155
Private Clients and Asset Management	**676**	630	**1,557**	1,295
Corporate Investments	**180**	54	**140**	31
Consolidation & Adjustments	**(54)**	(31)	**(71)**	(189)
Total net interest and trading revenues	**2,875**	**3,201**	**6,305**	**6,291**

[1] Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.
[2] Includes net interest and trading revenues of origination, advisory and other products.

Pensions and Other Postretirement Benefits

	Pension benefits		Postretirement benefits	
			Six months ended	
in € m.	**Jun 30, 2004**	Jun 30, 2003	**Jun 30, 2004**	Jun 30, 2003
Service cost	**124**	151	**4**	2
Interest cost	**194**	202	**6**	3
Expected return on plan assets	**(195)**	(221)	**–**	–
Actuarial loss recognized	**30**	36	**–**	–
Settlement/curtailment	**–**	(4)	**–**	–
Amortization of unrecognized transition obligation (asset)	**5**	(4)	**–**	–
Total defined benefit plans	**158**	**160**	**10**	**5**
Defined contribution plans	**78**	88	**–**	–
Net periodic benefit expense	**236**	**248**	**10**	**5**

In addition to the contributions expected for 2004 as disclosed in the Financial Report 2003 on page 98, a special contribution of approximately € 8 million was made in the United Kingdom in June 2004.

As a result, the Group expects to fund its pension schemes in 2004 for a total of approximately € 260 million.

SFAS 123 Pro forma Information

in € m.	Three months ended Jun 30, 2004	Jun 30, 2003	Six months ended Jun 30, 2004	Jun 30, 2003
Net income, as reported	**656**	572	**1,598**	353
Add: Share-based compensation expense included in reported net income, net of related tax effects[1]	**140**	50	**265**	148
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	**(142)**	(45)	**(269)**	(54)
Pro forma net income	**654**	**577**	**1,594**	**447**
Earnings per share				
Basic – as reported	**€ 1.31**	€ 0.97	**€ 3.13**	€ 0.60
Basic – pro forma	**€ 1.31**	€ 0.98	**€ 3.12**	€ 0.76
Diluted – as reported[2]	**€ 1.16**	€ 0.93	**€ 2.83**	€ 0.57
Diluted – pro forma[2]	**€ 1.16**	€ 0.94	**€ 2.82**	€ 0.72

[1] Amounts for the three and six months ended June 30, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

[2] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and six months ended June 30, 2004 was each € (0.05).

Information on the Balance Sheet

Securities Available for Sale

in € m.	Jun 30, 2004 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost	Dec 31, 2003 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities	14,895	241	(195)	14,849	16,813	252	(174)	16,735
Equity securities	6,781	1,868	(30)	4,943	7,818	1,897	(18)	5,939
Total	**21,676**	**2,109**	**(225)**	**19,792**	**24,631**	**2,149**	**(192)**	**22,674**

Problem Loans

in € m.	Jun 30, 2004 Impaired loans	Nonperforming homogeneous loans	Total	Dec 31, 2003 Impaired loans	Nonperforming homogeneous loans	Total
Nonaccrual loans	4,345	1,093	5,438	4,980	1,062	6,042
Loans 90 days or more past due and still accruing	65	269	334	74	306	380
Troubled debt restructurings	86	–	86	201	–	201
Total	**4,496**	**1,362**	**5,858**	**5,255**	**1,368**	**6,623**

Allowances for Credit Losses

Allowance for on-balance sheet positions in € m.	Six months ended Jun 30, 2004	Jun 30, 2003
Balance, beginning of year	**3,281**	**4,317**
Provision for loan losses	278	720
Net charge-offs	**(766)**	**(900)**
Charge-offs	(837)	(962)
Recoveries	71	62
Allowance related to acquisitions/divestitures	–	(104)
Foreign currency translation	23	(150)
Balance, end of period	**2,816**	**3,883**

Allowance for off-balance sheet positions in € m.	Six months ended Jun 30, 2004	Jun 30, 2003
Balance, beginning of year	**416**	**485**
Provision for credit losses on lending-related commitments	(54)	(37)
Allowance related to acquisitions/divestitures	–	4
Foreign currency translation	3	(11)
Balance, end of period	**365**	**441**

Long-term Debt

in € m.	Jun 30, 2004	Dec 31, 2003
Senior debt		
Bonds and notes		
Fixed rate	47,166	47,364
Floating rate	37,253	37,217
Subordinated debt		
Bonds and notes		
Fixed rate	10,129	10,379
Floating rate	3,972	2,520
Total	**98,520**	**97,480**

Other Financial Information

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

	Consolidated VIEs		Significant VIEs
Jun 30, 2004, in € m.	Aggregated total assets	Aggregated total assets	Maximum exposure to loss
Commercial paper programs	2,336	17,945	21,136
Guaranteed value mutual funds	600	6,591	6,591
Asset securitization and other	12,182	1,620	251
Commercial real estate leasing vehicles and closed-end funds	1,069	2,069	94

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	**Jun 30, 2004**	Dec 31, 2003
Commitments to extend credit		
Fixed rates[1]	**22,845**	22,318
Variable rates[2]	**85,317**	66,566
Financial guarantees, standby letters of credit and performance guarantees	**24,577**	23,772
Total	**132,739**	**112,656**

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.3 billion both at June 30, 2004 and December 31, 2003.

[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.1 billion and € 0.8 billion at June 30, 2004 and December 31, 2003, respectively.

Value-at-risk by Risk Category[1]

	Value-at-risk total		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk	
in € m.	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Value-at-risk[2]	**87.6**	60.0	**81.3**	52.6	**33.0**	27.3	**7.1**	7.1	**13.2**	6.8
Minimum value-at-risk[3]	**54.5**	32.3	**47.7**	27.6	**19.9**	13.0	**4.8**	3.3	**4.8**	3.2
Maximum value-at-risk[3]	**97.9**	72.1	**86.2**	64.1	**40.5**	37.0	**9.4**	16.7	**18.4**	17.5
Average value-at-risk[3]	**74.1**	48.4	**66.2**	45.9	**28.9**	21.9	**7.3**	6.4	**9.5**	7.7

[1] All figures for 1-day holding period; 99% confidence level (CIB trading units only).

[2] Figures for 2003 as of December 31, 2003; figures for 2004 as of June 30, 2004.

[3] Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2004 and the year 2003, respectively.

Capital According to BIS

in € m.	Jun 30, 2004	Dec 31, 2003
Tier I		
Common shares	**1,392**	1,490
Additional paid-in capital	**11,147**	11,147
Retained earnings, equity classified as obligation to purchase common shares, treasury shares, cumulative translation adjustment, share awards	**15,503**	16,459
Minority interests	**669**	347
Noncumulative trust preferred securities	**3,342**	3,287
Other (equity contributed on silent partnership interests)	**588**	572
Items deducted (principally goodwill and tax effect of available for sale securities)	**(11,710)**	(11,684)
Total core capital	**20,931**	**21,618**
Tier II		
Unrealized gains on listed securities (45% eligible)	**797**	830
Other inherent loss allowance	**487**	503
Cumulative preferred securities	**853**	831
Subordinated liabilities, if eligible according to BIS	**7,276**	6,089
Total supplementary capital	**9,413**	**8,253**
Total regulatory capital[1]	**30,344**	**29,871**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m.	Jun 30, 2004	Dec 31, 2003
BIS risk position[1]	**222,521**	215,672
BIS capital ratio (Tier I + II + III)[2]	**13.6%**	13.9%
BIS core capital ratio (Tier I)	**9.4%**	10.0%

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 12.5 billion and € 9.5 billion at June 30, 2004 and December 31, 2003, respectively.

[2] Currently we do not have Tier III capital components.

Other Information

Litigation

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay $ 50 million, of which $ 25 million is a civil penalty and $ 25 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $ 25 million spread over five years to provide third-party research to clients, (iv) to contribute $ 5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced. That effort has been completed. We expect the entire matter to be resolved shortly, and have provided for the current exposures in our financial statements.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- Definitions of such non-U.S. GAAP financial measures,
- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- *Total provision for credit losses*: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %:* Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %,* which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Adjusted return on average active equity (post-tax) in %*: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %,* which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations to non-U.S. GAAP financial measures starting from the most directly comparable U.S. GAAP financial measures.

in € m.	Three months ended Jun 30, 2004	Three months ended Jun 30, 2003	Change in %	Six months ended Jun 30, 2004	Six months ended Jun 30, 2003	Change in %
Reported net revenues	**5,395**	**5,905**	**(9)**	**11,549**	**10,899**	**6**
Add (deduct)						
Net (gains) losses on securities available for sale/industrial holdings including hedging	**(100)**	(45)	120	**(150)**	347	N/M
Significant equity pick-ups/net (gains) losses from investments[1]	**57**	169	(66)	**(32)**	884	N/M
Net (gains) losses from businesses sold/ held for sale	**10**	49	(80)	**(35)**	(454)	(92)
Policyholder benefits and claims[2]	**(29)**	(37)	(22)	**(78)**	(65)	20
Underlying revenues	**5,333**	**6,041**	**(12)**	**11,254**	**11,610**	**(3)**
Reported provision for loan losses	**155**	**340**	**(54)**	**278**	**720**	**(61)**
Provision for off-balance sheet positions[3]	**(72)**	(7)	N/M	**(54)**	(37)	46
Total provision for credit losses	**83**	**333**	**(75)**	**224**	**683**	**(67)**
Reported noninterest expenses	**4,079**	**4,474**	**(9)**	**8,549**	**8,854**	**(3)**
Add (deduct)						
Restructuring activities	**–**	27	N/M	**–**	29	N/M
Goodwill impairment	**–**	–	N/M	**–**	(114)	N/M
Minority interest	**2**	(12)	N/M	**–**	(5)	N/M
Policyholder benefits and claims[2]	**(29)**	(37)	(22)	**(78)**	(65)	20
Provision for off-balance sheet positions[3]	**72**	7	N/M	**54**	37	46
Operating cost base	**4,124**	**4,459**	**(8)**	**8,524**	**8,736**	**(2)**
Reported income before income taxes	**1,161**	**1,091**	**6**	**2,722**	**1,325**	**105**
Add (deduct)						
Net (gains) losses on securities available for sale/industrial holdings including hedging	**(100)**	(45)	120	**(150)**	347	N/M
Significant equity pick ups/net (gains) losses from investments[1]	**57**	169	(66)	**(32)**	884	N/M
Net (gains) losses from businesses sold/ held for sale	**10**	49	(80)	**(35)**	(454)	(92)
Restructuring activities	**–**	(27)	N/M	**–**	(29)	N/M
Goodwill impairment	**–**	–	N/M	**–**	114	N/M
Underlying pre-tax profit	**1,128**	**1,237**	**(9)**	**2,505**	**2,186**	**15**

N/M – Not meaningful

[1] *Includes net gains/losses from significant equity method investments and other significant investments.*

[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[3] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

Reconciliation of Group Reported to Underlying Ratios

In € m.	Three months ended Jun 30, 2004	Jun 30, 2003	Change	Six months ended Jun 30, 2004	Jun 30, 2003	Change
Reconciliation of cost ratios						
Reported noninterest expenses	4,079	4,474	(9)%	8,549	8,854	(3)%
Deduct						
Compensation and benefits	**2,489**	2,801	(11)%	**5,305**	5,383	(1)%
Non-compensation noninterest expenses	1,590	1,673	(5)%	3,244	3,471	(7)%
Add (deduct)						
Restructuring activities	**–**	27	N/M	**–**	29	N/M
Goodwill impairment	**–**	–	N/M	**–**	(114)	N/M
Minority interest	**2**	(12)	N/M	**–**	(5)	N/M
Policyholder benefits and claims	**(29)**	(37)	(22)%	**(78)**	(65)	20%
Provision for off-balance sheet positions	**72**	7	N/M	**54**	37	46%
Non-compensation operating cost base	1,635	1,658	(1)%	3,220	3,353	(4)%
Cost/income ratio	**75.6%**	75.8%	(0.2) ppt	**74.0%**	81.2%	(7.2) ppt
Underlying cost/income ratio	**77.3%**	73.8%	3.5 ppt	**75.7%**	75.2%	0.5 ppt
Compensation ratio	**46.1%**	47.4%	(1.3) ppt	**45.9%**	49.4%	(3.5) ppt
Underlying compensation ratio	**46.7%**	46.4%	0.3 ppt	**47.1%**	46.4%	0.7 ppt
Non-compensation ratio	**29.5%**	28.3%	1.2 ppt	**28.1%**	31.8%	(3.7) ppt
Underlying non-compensation ratio	**30.7%**	27.4%	3.3 ppt	**28.6%**	28.9%	(0.3) ppt
Reconciliation of profitability ratios						
Net income	656	572	15%	1,598	353	353%
Add (deduct)						
Reversal of 1999/2000 credits for tax rate changes	**93**	16	N/M	**116**	46	152%
Cumulative effect of accounting changes, net of tax	**–**	–	N/M	**–**	–	N/M
Adjusted net income	749	588	27%	1,714	399	330%
Average shareholders' equity	28,341	29,841	(5)%	28,381	30,050	(6)%
Add (deduct)						
Average unrealized net gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	**(1,614)**	(259)	N/M	**(1,749)**	(132)	N/M
Average dividends	**(1,208)**	(1,118)	8%	**(1,077)**	(997)	8%
Average active equity	25,519	28,464	(10)%	25,555	28,921	(12)%
Return on average shareholders' equity (post-tax)	**9.3%**	7.7%	1.6 ppt	**11.3%**	2.3%	9.0 ppt
Adjusted return on average active equity (post-tax)	**11.7%**	8.3%	3.4 ppt	**13.4%**	2.8%	10.6 ppt
Pre-tax return on average shareholders' equity	**16.4%**	14.6%	1.8 ppt	**19.2%**	8.8%	10.4 ppt
Pre-tax return on average active equity	**18.2%**	15.3%	2.9 ppt	**21.3%**	9.2%	12.1 ppt
Underlying pre-tax return on average active equity	**17.7%**	17.4%	0.3 ppt	**19.6%**	15.1%	4.5 ppt
Equity turnover (based on average shareholders' equity)	**76.1%**	79.2%	(3.1) ppt	**81.4%**	72.5%	8.9 ppt
Equity turnover (based on average active equity)	**84.6%**	83.0%	1.6 ppt	**90.4%**	75.4%	15.0 ppt
Underlying equity turnover (based on average active equity)	**83.6%**	84.9%	(1.3) ppt	**88.1%**	80.3%	7.8 ppt
Profit margin	**21.5%**	18.5%	3.0 ppt	**23.6%**	12.2%	11.4 ppt
Underlying profit margin	**21.2%**	20.5%	0.7 ppt	**22.3%**	18.8%	3.5 ppt

ppt – percentage points N/M – Not meaningful

Impressum

Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Interim Report on the Internet:
www.deutsche-bank.com/q2

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties.
A number of important fac-tors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2004/2005

October 29, 2004	Interim Report as of September 30, 2004
February 3, 2005	Publication of figures for the 2004 financial year
April 29, 2005	Interim Report as of March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as of June 30, 2005
October 28, 2005	Interim Report as of September 30, 2005

003 83304 37· 7/04